Exhibit 99.1

Enlivex Reports Positive Two-Year Clinical Outcome For A Hospitalized Patient with Erosive Osteoarthritis Treated with Allocetra

* Significant short and long-term clinical improvement for a hospitalized patient with a rare disease that currently has no effective treatment options *

Nes Ziona, Israel, November 18, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today reported a positive two-year clinical outcome following the first Allocetra™ treatment of a hospitalized patient with erosive osteoarthritis, a rare bone disease, which has no approved nor effective treatment options and typically involves rapid destruction of hip and shoulder bones. This was the sole erosive osteoarthritis patient who has been treated with Allocetra™ to date.

A 70-year-old patient experienced a four-year inflammatory and erosive process of the right shoulder, resulting in complete destruction of the humeral head on X-ray, significant inflammatory reaction on MRI, and significantly elevated inflammatory biomarkers in the shoulder, including erythrocyte sedimentation rate (ESR) and C-reactive protein (CRP). Following regulatory approvals for compassionate use, the patient was treated with five consecutive weekly intra-shoulder joint infusions of autologous Allocetra™ (100 x 106 cells). Prior to receiving AllocetraTM, the patient had been hospitalized for more than nine months, and treatments with steroids, antibiotics and other procedures had been ineffective.

Following AllocetraTM treatment, the patient improved considerably and was released from the hospital following the initial administration of AllocetraTM. A significant reduction in shoulder swelling was observed, with fluid drainage from the shoulder declining from 150–250 ml/day to <60 ml/day. CRP declined by 93%, from 7.34 pre-treatment, to 0.49 after treatment, which is within the normal range. Pro-inflammatory cytokines and chemokines within the treated shoulder joint that are related to monocyte, macrophage, dendritic cell, osteoclast, neutrophil, and T cell activation were downregulated, most notably IL-22 (a marker of dysregulation of wound healing of synovial tissue), IL-8 (a neutrophilic chemotactic factor), IL-6 (a marker of innate immunity), IL-9 (a marker of apoptosis prevention) and MIP-1-beta (a marker of chronic inflammation).

At a 24-month follow-up, the patient’s CRP level in the diseased shoulder remained within normal range. The shoulder remained without swelling, and the clinical improvement was maintained without any need for drainage or re-hospitalization during the 24-month period following the Allocetra™ treatment.

Dror Mevorach, Chief Medical Officer of Enlivex, stated, “These results are encouraging, demonstrating the potential of Allocetra™ as a solution for a variety of clinical indications that may be characterized by local intra-joint cytokine storms or dysregulations that still remain without any effective treatment. Joint-related diseases that are considered unmet medical need range from rare diseases, such as erosive osteoarthritis, to osteoarthritis, which affects more than 30 million people in the U.S. alone. We believe that the long-term effect of a single five-week course of Allocetra™ treatment on this erosive osteoarthritis patient was remarkable.”

AllocetraTM is currently being evaluated in clinical studies in other diseases related to hyper-expression of cytokines such as sepsis and COVID-19. Enlivex recently reported positive top-line results from a Phase Ib investigator-initiated clinical trial of AllocetraTM in COVID-19 patients in severe and critical condition in Hadassah Hospital, one of the largest hospitals in Israel. The Phase Ib clinical trial included five COVID-19 patients, three in severe condition and two in critical condition. All five patients completely recovered from their respective severe/critical condition and were released from the hospital after an average of 5 days (severe) and 9 days (critical), following administration of AllocetraTM, at which time they were all COVID-19 PCR negative. There were no reported severe adverse events relating to the administration of AllocetraTM in the patients, and the therapy was well-tolerated.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies.

For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com